

January 18, 2012

<u>Via E-mail</u>
Mr. Ken Eickerman
Chief Financial Officer
Revett Minerals Inc**.**
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

> **Re: Revett Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **File No. 000-52730**

Dear Mr. Eickerman:

We issued comments to you on the above captioned filing on November 29, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 1, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 1, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining